Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

June 17, 2024

Mr. Eranga Dias

Mr. Bradley Ecker

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nano Labs Ltd
Response to the Staff’s Comments on Amendment No.1 to Registration Statement on Form F-1
Filed on June 3, 2024
File No. 333-278977

Dear Mr. Eranga Dias and Mr. Bradley Ecker,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 13, 2024 on the Company’s amendment No. 1 to the registration statement on Form F-1 filed on June 3, 2024 (the “Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No.1 to Form F-1 filed June 3, 2024

General

1.

We note your disclosure on page 130 that your selling securityholders may offer and sell the securities through agreements between broker-dealers and the selling shareholders to sell a specified number of such Class A ordinary shares at a stipulated price per share.

Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

The Company confirms its understanding that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information, including the retention by a selling stockholder of an underwriter.

***

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊●桑西尼●古奇●罗沙迪律师事务所

austin         beijing         boston         BOULDER         brussels         hong kong         london         los angeles         new york         palo alto
SALT LAKE CITY         san diego         san francisco         seattle         shanghai         washington, dc         wilmington, de

The Company understands and acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd
Bing Chen, Chief Financial Officer, Nano Labs Ltd